

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 6010

July 17, 2008

Via U.S. Mail and Facsimile (330) 655-9020

Stephen J. Vukadinovich
Chief Financial Officer
DPAC Technologies Corp.
5675 Hudson Industrial Park
Hudson, Ohio 44236

> **Re:** **DPAC Technologies Corp.**
> **Form 10-KSB for the fiscal year ended December 31, 2007**
> **Filed March 31, 2008**
> **Form 10-Q for the quarter ended March 31, 2008**
> **File No. 000-14843**

Dear Mr. Vukadinovich:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Fiscal Year Ended December 31, 2007

Item 8A. Controls and Procedures, page 30

1.   It does not appear that your management has completed its assessment of internal
        control over financial reporting as of December 31, 2007. Since you were
        required to file or filed an annual report for the prior fiscal year, it appears you are
        required to report on your management's assessment of internal control over
        financial reporting.

        If your management has not yet completed its assessment, we ask that you
        complete your evaluation and amend your filing within 30 calendar days to
        provide the required management's report on internal control over financial
        reporting.

        In completing your evaluation, you may find the following documents helpful:

        ▪   the Commission's release *Amendments to Rules Regarding Management's
            Report on Internal Control Over Financial Reporting* (Securities Act Release
            8809/Financial Reporting Release 76). You can find this release at:
            http://www.sec.gov/rules/final/2007/33-8809.pdf;

        ▪   the Commission's release *Commission Guidance Regarding Management's
            Report on Internal Control Over Financial Reporting Under Section 13(a) or
            15(d) of the Securities Exchange Act of* 1934 (Securities Act Release
            8010/Financial Reporting Release 77). You can find this release at
            http://sec.gov/rules/interp/2007/33-8810.pdf; and

        ▪   the "Sarbanes-Oxley Section 404 – A Guide for Small Business" brochure at:
            (http://www.sec.gov/info/smallbus/404guide.shtml).

        Please note that the failure to complete management's assessment adversely
        affects the company's and its shareholders ability to avail themselves of rules and
        forms that are predicated on the current or timely filing of Exchange Act reports.
        For further information regarding these impacts, please see Compliance and
        Disclosure Interpretation 115.02, which you can find at
        http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

2.   In addition, please consider whether management's failure to perform or complete
        its report on internal control over financial reporting impacts its conclusions
        regarding the effectiveness of your disclosure controls and procedures as of the
        end of the fiscal year covered by the report and revise your disclosure as
        appropriate.

Financial Statements, page F-1

Note 1 – Summary of Significant Accounting Policies, page F-7

Financing Costs, page F-8

3.   Please tell us and disclose in future filings whether you amortize debt issuance
        costs using the effective interest method.

Goodwill and Intangible Assets, page F-8

4.   We note that the company "operates in a single business segment as a single
        business unit and periodically reviews the recoverability of the carrying value of
        goodwill and other intangibles using the methodology prescribed in SFAS No.
        142." Please tell us how you considered paragraphs 17 and 26 of SFAS 142 in
        determining to only test goodwill and indefinite lived intangible assets for
        impairment "periodically." We note that paragraphs 17 and 26 require a company
        to test indefinite lived intangible assets and reporting unit goodwill for
        impairment on an annual basis at the same time every year and between annual
        tests in certain circumstances.

5.   Further we note that the "recoverability of goodwill is determined by comparing
        the fair value of the entire Company to the accounting value of the underlying net
        assets. If the fair value of the Company is determined to be less than the fair
        value of the net assets, goodwill is deemed impaired and an impairment loss is
        recognized to the extent that the carrying value of goodwill and other intangibles
        exceed the difference between the fair value of the Company and the fair value of
        all other assets and liabilities." Please tell us how you considered paragraph 18 of
        SFAS 142 which requires a two-step impairment test to identify potential
        goodwill impairment and requires the measure of any goodwill impairment loss to
        be based on its implied fair value.

Revenue Recognition, page F-9

6.   We note from your disclosure in Critical Accounting Policies on page 12 that you defer recognition of revenue "in all instances when the earnings process is incomplete, such as sales to certain customers that may have certain rights of return and price protection provisions. Estimated reserves are established by the company for potential future returns and price protection adjustments based on an analysis of authorized returns compared to received returns, current on hand inventory at certain customers, and sales to certain customers for the current period." Please respond to the following:

- Please revise your revenue recognition policy in future filings to include a discussion of the significant reasons for the deferral of revenue. Discuss whether you can estimate returns and price protection credits. Include a discussion of when you recognize amounts of revenue that were deferred.
- Please tell us why you record reserves for return and price protection rights if you defer the revenue related to these sales.

7.   Further, please tell us and revise future filings to describe the nature of any significant terms of your arrangements with customers, such as, post delivery obligations, return rights, customer acceptance, discounts and price protection. Please also discuss whether returns or price adjustments are capped to a certain percentage of the sales price or margins and whether any of your arrangements with distributors would allow or require you to grant price discounts below the cost of the product. If you provide customers with a product warranty, please disclose how you account for that obligation and, if material, provide the disclosures required by FIN 45 in future filings.

Exhibits 31.1 and 31.2

8.   We note that you filed your Principal Executive Officer and Principal Financial Officer certifications under Item 601(b)(31) of Regulation S-B with respect to your December 31, 2007 Form 10-K and Item 601(b)(31) of Regulation S-K with respect to your March 31, 2008 Form 10-Q. Please revise these certifications to include the introductory language of paragraph 4 and the language of paragraph 4(b) of Item 601(b)(31) of Regulation S-B and Item 601(b)(31) of Regulation S-K, respectively.

Form 10-Q for the Quarterly Period Ended March 31, 2008

Financial Statements, page 3

Note 1. Summary of Significant Accounting Policies, page 6

9.   We note that you adopted SFAS 157 on January 1, 2008. In your next Form 10-
        Q, please disclose the valuation technique(s) used to measure fair value and a
        discussion of changes in valuation techniques, if any, during the period, consistent
        with paragraph 32(e) and 39 of SFAS 157.

Note 3. Debt, page 8

10.   You disclose that "[o]n January 31, 2008, the Company entered into a Senior
        Subordinated Note and Warrant Purchase Agreement ("Agreement") with Canal
        Mezzanine Partners, L.P. ("Canal"), for $1,200,000. … The Agreement also
        provides for a formula driven success fee based on a multiple of the trailing
        twelve months EBITDA to be paid at maturity and for issuance of warrants
        entitling Canal to purchase 3% of the Company's fully diluted shares at time of
        exercise at a nominal purchase price." Please tell us and disclose in future filings
        how you are accounting for the success fee.

11.   Further, please tell us and disclose in future filings how you determined the fair
        value of the warrants, including the method and significant assumptions.

12.   With respect to the preferred shares issued in January 2008, please tell us and
        provide the disclosure required by SFAS 129 in future filings. As part of your
        response, please tell us how you considered the terms of the preferred stock in
        determining how the stock is valued and accounted for under U.S. GAAP.

        As appropriate, please amend your filings and respond to these comments within
30 calendar days or tell us when you will provide us with a response. You may wish to
provide us with marked copies of the amendments to expedite our review. Please furnish
a cover letter with your amendment that keys your responses to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your
amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under

the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Praveen Kartholy, Staff Accountant, at (202) 551-3778 or me at (202) 551-3604 if you have questions regarding these comments. In this regard, do not hesitate to contact Brian Cascio, Accounting Branch Chief, at (202) 551-3676.

Sincerely,

Kate Tillan
Assistant Chief Accountant